SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2007

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
C.N.P.J No 42.150.391/0001 -70 - NIRE 29300006939
MINUTES OF THE 530th MEETING OF THE BOARD OF DIRECTOR

HELD ON JULY 31, 2007

On the 31st (thirty-first) calendar day of July two thousand and seven, at 8a.m., in the Company’s office at Avenida das Nações Unidas, 4.777, São Paulo/SP, CEP: 05477-000, the five hundred and thirtieth (530º) Meeting of the Board of Directors of BRASKEM S.A. was held with the presence of the undersigned Board Members. Director President José Carlos Grubisich and Directors Carlos Fadigas, Mauricio Ferro, Mr. Nelson Raso and Mrs. Marcella Menezes Fagundes were also present. The Chairman of the Board of Directors, Pedro Augusto Ribeiro Novis, presided the meeting and Mrs. Marcella Menezes Fagundes acted as secretary. AGENDA: I) Subjects for Deliberation: The following deliberations were unanimously taken: 1) PROPOSALS FOR DELIBERATION (“PD”) – approved, after the due analysis of the terms and related documentation, and the clarification of the doubts, the following Proposal for Deliberation was approved, copy of which have been duly filed at the Company’s headquarters: a) PD.CA/BAK-14/2007 – Increase of the Capital Stock as a result of the exercise of the right to convert Debentures – in order to approve, without amendment of its By-laws, according to the article 168, Law 6,404/76 and observing the limit established on article 4º, paragraph 1º of the Company’s By-laws (i) the increase of the capital stock of the Company in the amount of R$ 1,113,517,661.20 (one billion, one hundred and thirteen million, five hundred and seventeen thousand and six hundred and sixty-one reais and twenty cents), changing the present capital stock of the Company from R$ 3,527,428,999.72 (three billion, five hundred and twenty-seven million, four hundred and twenty-eight thousand, nine hundred and ninety-nine reais and seventy-two cents) to R$ 4,640,946,660.92 (four billion, six hundred and forty million, nine hundred and forty-six thousand and six hundred and sixty reais and ninety-two cents), with the issuance of 77,496,595 (seventy-seven million, four hundred and ninety-six thousand and five hundred and ninety-five) book-entry and nonparty shares, comprised of 25,832,198 (twenty-five million, eight hundred and thirty-two thousand, one hundred and ninety-eight) common shares and 51,664,397 (fifty-one million, six hundred and sixty-four thousand and three hundred and ninety-seven) preferred shares class “A”, all subscribed and fully paid by Construtora Norberto Odebrecht S.A., as the beneficial owner of the convertible debentures, identified on the respective PD, and (ii) the adoption by the Board of Executive Officers of the necessary acts to implement the increase of the capital stock and the issuance of shares. II) Subjects for Acknowledgment: Nothing to be recorded. III) Subjects of Interest to the Company: Nothing to be recorded. IV) Adjournment- No further subjects remaining to be discussed, these minutes were drafted, which after being read, discussed and found to be in order, are signed by all the Board Members present at the meeting, by the Chairman and the Secretary. São Paulo/SP, July 31, 2007. [Signatures: Pedro Augusto Ribeiro Novis –Chairman; Marcella Menezes Fagundes – Secretary; Alvaro Fernandes da Cunha Filho –Vice Chairman; Alvaro Pereira Novis; Antonio Britto Filho; José de Freitas Mascarenhas; José Lima de Andrade Neto; Francisco Teixeira Sá; Luiz Fernando Cirne Lima; Newton Sergio de Souza; Patrick Horbach Fairon and Yukihiro Funamoto]

The above matches the original recorded on its own.

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3632.5102
Escritórios: Rio de Janeiro/RJ - Av. Presidente Vargas, nº 309, 13º andar - CEP 20071-003 - Tel. (21) 2216.1616 - Fax (21) 2223.0476
Salvador/BA - Av. Tancredo Neves, 3343, Centro Empresarial Previnor, s. 301 - CEP 41820-021 - Tel. (71) 3342.3088 - Fax (71) 3342.3698
São Paulo/SP – Av. das Nações Unidas, 4777, Alto de Pinheiros, CEP. 05477-000 – Tel. (11) 3443-9999 – Fax (11) 3023-0420

BRASKEM S.A.
C.N.P.J No 42.150.391/0001 -70 - NIRE 29300006939
MINUTES OF THE 530th MEETING OF THE BOARD OF DIRECTOR

HELD ON JULY 31, 2007

Marcella Menezes Fagundes
Secretary

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3632.5102
Escritórios: Rio de Janeiro/RJ - Av. Presidente Vargas, nº 309, 13º andar - CEP 20071-003 - Tel. (21) 2216.1616 - Fax (21) 2223.0476
Salvador/BA - Av. Tancredo Neves, 3343, Centro Empresarial Previnor, s. 301 - CEP 41820-021 - Tel. (71) 3342.3088 - Fax (71) 3342.3698
São Paulo/SP – Av. das Nações Unidas, 4777, Alto de Pinheiros, CEP. 05477-000 – Tel. (11) 3443-9999 – Fax (11) 3023-0420

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 01, 2007
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.